Mail Stop 3030

November 12, 2015

United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporate Finance

Attention: Kevin Kuhar, Accounting Branch Chief, Office of Electronics and Machinery

Re: Omphalos, Corp.
Form 10-K for the Year Ended December 31, 2014
Filed March 25, 2015
File Number 000-32341

Dear Mr. Kuhar:

We have received and reviewed your letter dated October 30, 2015, regarding your comments related to certain financial statements and related disclosures in the above-referenced form. The purpose of this letter is to respond to those comments.

Comment:

Form 10-K for the Year Ended December 31, 2014

Item 9A. Controls and Procedures

1.

Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original COSO framework (the “1992 Framework”) or the 2013 updated COSO framework. Refer to Item 308(a)(2) of Regulation S-K.

Response:

We have conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We will revise our future filings to specify clearly the framework used for our assessment of our internal control over financial reporting.

Comment:

Financial Statements

United States Securities and Exchange Commission
November 12, 2015

Note 3. Other Intangible Assets

2.	We note that you recorded significantly higher amortization expense for the year ended December 31, 2013. Please address the following:

•	Describe to us the circumstances that led to this increase in amortization expense in that year, and as applicable in future filings, revise this note and MD&A to explain similar material changes.

•	Confirm that in future filings you will provide all the disclosures required by ASC 350- 30-50-2 as of and for each period for which a statement of financial position is presented.

•

If you recorded an impairment charge in fiscal 2013, please provide us with a description of the impaired intangible asset, the facts and circumstances leading to the impairment, the amount of the impairment loss, and the method for determining fair value.

•	Confirm to us that in future filings you will comply fully with the disclosure requirements of ASC 350-30-50-3 when you record impairment charges.

Response:

The increased amortization expense for the year ended December 31, 2013, was due primarily to the change in estimated useful lives of some patents for automatic labeling and inspecting apparatus. Those patents were recorded at their application costs in 2005. In 2013, we determined that newer technologies regarding automatic labeling and interpretation machines were available and affected the useful lives of those patents. Accordingly, we made a change in the estimated useful lives of those patents, which resulted in the increased amortization expense for the year ended December 31, 2013.

We will revise our note and MD&A to explain similar material changes in our future filings, as applicable. Additionally, we will provide all of the disclosures required by ASC 350-30-50-2 as of and for each period for which a statement of financial position is presented.

We did not record an impairment charge for the fiscal year ended December 31, 2013.

We hereby confirm that in future filings we will comply fully with the disclosure requirements of ASC 350-30-50-3 when we record impairment charges.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
November 12, 2015

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, you will determine that the information specified in this letter is completely responsive to those comments of your letter dated October 30, 2015. Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

Thank you.

Sincerely,

Omphalos, Corp.,
a Nevada corporation

/s/
By: Chu Pi Yun,
       Chief Financial Officer